                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. ______2_____)*

                        Corn Products International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    219023108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                November 30, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)
-----------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 219023108
--------------------------------------------------------------------------------
     1.  Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Mr. Ignacio Aranguren-Castiello

--------------------------------------------------------------------------------

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) (b)

--------------------------------------------------------------------------------

     3.   SEC Use Only

--------------------------------------------------------------------------------
          Citizenship or Place of Organization
     4.
          Mexico

--------------------------------------------------------------------------------
               5.   Sole Voting Power                    1,500
Number of
Shares         -----------------------------------------------------------------
Beneficially   6.   Shared Voting Power                  1,913,500
Owned by
Each           -----------------------------------------------------------------
Reporting      7.   Sole Dispositive Power               1,500
Person
With           -----------------------------------------------------------------
               8.   Shared Dispositive Power             1,913,500

--------------------------------------------------------------------------------
     9.   Aggregate Amount Beneficially Owned by Each Reporting Person
          Shares of Common stock

          1,915,000
--------------------------------------------------------------------------------
     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
     11.  Percent of Class Represented by Amount in Row (9)

          5.08%

--------------------------------------------------------------------------------
          Type of Reporting Person (See Instructions)
     12.
          IN

--------------------------------------------------------------------------------

CUSIP No. 219023108
--------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          Inmobiliaria Persifone, S.A. de C.V.

--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)
          (b)

--------------------------------------------------------------------------------
     3.   SEC Use Only

--------------------------------------------------------------------------------
          Citizenship or Place of Organization
     4.
          Mexico

--------------------------------------------------------------------------------
                5.   Sole Voting Power                          0
Number of
Shares          ----------------------------------------------------------------
Beneficially    6.   Shared Voting Power                        1,500,000
Owned by
Each            ----------------------------------------------------------------
Reporting       7.   Sole Dispositive Power                     0
Person
With            ----------------------------------------------------------------
                8.   Shared Dispositive Power                   1,500,000

--------------------------------------------------------------------------------
     9.   Aggregate Amount Beneficially Owned by Each Reporting Person
          Shares of Common stock

          1,500,000
--------------------------------------------------------------------------------
     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

--------------------------------------------------------------------------------
          Percent of Class Represented by Amount in Row (9)
     11.
          3.98%

--------------------------------------------------------------------------------
          Type of Reporting Person (See Instructions)
     12.
          CO

--------------------------------------------------------------------------------

CUSIP No. 219023108
--------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          Tesoreria y Valores, S.A. de C.V.

--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)
          (b)

--------------------------------------------------------------------------------
     3.   SEC Use Only

--------------------------------------------------------------------------------
          Citizenship or Place of Organization
     4.
          Mexico

--------------------------------------------------------------------------------
                5.   Sole Voting Power                       0
Number of
Shares          ----------------------------------------------------------------
Beneficially    6.   Shared Voting Power                     413,500
Owned by
Each            ----------------------------------------------------------------
Reporting        7.   Sole Dispositive Power                 0
Person
With            ----------------------------------------------------------------
                8.   Shared Dispositive Power                413,500

--------------------------------------------------------------------------------
     9.   Aggregate Amount Beneficially Owned by Each Reporting Person
          Shares of Common stock

          413,500
--------------------------------------------------------------------------------
     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
          Percent of Class Represented by Amount in Row (9)
     11.
          1.09%

--------------------------------------------------------------------------------
          Type of Reporting Person (See Instructions)
     12.
          CO

--------------------------------------------------------------------------------

ITEM 1(A). NAME OF ISSUER:

         Corn Products International, Inc., a Delaware corporation.

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         5 Westbrook Corporate Center
         Westchester,  IL  60154

ITEM 2(A). NAME OF PERSON FILING:

         This statement is filed on behalf of each of the following:

         Mr. Ignacio Aranguren-Castiello
         Inmobiliaria Persifone, S.A. de C.V.
         Tesoreria y Valores, S.A. de C.V.

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         The address of principal business office of Mr. Ignacio
         Aranguren-Castiello is:

         Lopez Cotilla 2032
         Guadalajara, Jalisco, Mexico

         The address of principal business office of Inmobiliaria Persifone, S.A. de C.V., is

         Lopez Cotilla 2032
         Guadalajara, Jalisco, Mexico

         The address of principal business office of Tesoreria y Valores, S.A. de C.V., is

         Lopez Cotilla 2032
         Guadalajara, Jalisco, Mexico

ITEM 2(C). CITIZENSHIP:

         The citizenship of Mr. Ignacio Aranguren-Castiello,
         Inmobiliaria Persifone, S.A. de C.V., and Tesoreria y
         Valores, S.A. de C.V. is Mexico

ITEM 2(D). TITLE OF CLASS OF SECURITIES

         This statement relates to the Issuer's Common Stock, par value $0.01 per Share.

ITEM 2(E). CUSIP NUMBER:

         219023108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13-D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

       (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;

       (b) [ ] Bank as defined in section 3(a)(6) of the Exchange Act;

       (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

       (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

       (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

       (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(G);

ITEM 4.   OWNERSHIP

       (a) Amount beneficially owned:   Mr. Ignacio Aranguren-Castiello           1,915,000

                                        Inmobiliaria Persifone, S.A. de C.V.      1,500,000
                                        Tesoreria y Valores, S.A. de C.V.           413,500


          On November 30, 2003, Tesoreria y Valores, S.A. de C.V. ("Tesoreria") acquired 413,500 of the 1,913,500 shares of Common Stock ("Common Stock"), $0.01 par value per share of Corn Products International, Inc. (the "Company") owned by Inmobiliaria Persifone, S.A. de C.V. ("Inmobiliaria"). Inmobiliaria retained the remaining 1,500,000 shares of Common Stock. Mr. Ignacio Aranguren-Castiello is the controlling shareholder of both Tesoreria and Inmobiliaria.

          The undersigned have reason to believe that, as of December 1, 2003, there were 37,659,887 shares of Common Stock outstanding. The percentages set forth in this Item 4(b) below were derived using such number.

          (b) Percent of class
                     Mr. Ignacio Aranguren-Castiello                       5.08%

                     Inmobiliaria Persifone, S.A. de C.V.                  3.98%

                     Tesoreria y Valores, S.A. de C.V.                     1.09%

         (c) Number of shares as to which the person has:

                (i)  Sole power to vote or to direct the vote:
                     Mr. Ignacio Aranguren-Castiello                       1,500

                     Inmobiliaria Persifone, S.A. de C.V.                      0

                     Tesoreria y Valores, S.A. de C.V.                         0

               (ii) Shared power to vote or to direct the vote:
                    Mr. Ignacio Aranguren-Castiello                    1,913,500

                    Inmobiliaria Persifone, S.A. de C.V.               1,500,000

                    Tesoreria y Valores, S.A. de C.V.                    413,500

              (iii) Sole power to dispose or to direct the disposition:
                    Mr. Ignacio Aranguren-Castiello                        1,500

                    Inmobiliaria Persifone, S.A. de C.V.                       0

                    Tesoreria y Valores, S.A. de C.V.                          0

               (iv) Shared power to dispose or to direct the disposition of:
                    Mr. Ignacio Aranguren-Castiello                    1,913,500

                    Inmobiliaria Persifone, S.A. de C.V.               1,500,000

                    Tesoreria y Valores, S.A. de C.V.                    413,500

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
         Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
         Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.
         Not Applicable.

ITEM 10. CERTIFICATIONS.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

EXHIBITS:

         Exhibit I: Joint Filing Agreement, dated as of February 4, 2004, by and among Mr. Aranguren-Castiello, Inmobiliaria and Tesoreria.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                MR. IGNACIO ARANGUREN-CASTIELLO


                                                       February 17, 2004
                                            ------------------------------------
                                                             Date

                                              /s/ Ignacio Aranguren-Castiello
                                            ------------------------------------
                                                           Signature

                                              Ignacio Aranguren-Castiello
                                            ------------------------------------
                                                          Name/Title

                                            INMOBILIARIA PERSIFONE, S.A. DE C.V.


                                                     February 17, 2004
                                           -------------------------------------
                                                             Date

                                             /s/ Ignacio Aranguren-Castiello
                                           -------------------------------------
                                                           Signature


                                     Ignacio Aranguren-Castiello/Chairman & CEO
                                     -------------------------------------------
                                                          Name/Title


                                               Tesoreria y Valores, S.A. de C.V.


                                                      February 17, 2004
                                           -------------------------------------
                                                             Date

                                            /s/ Ignacio Aranguren-Castiello
                                           -------------------------------------
                                                           Signature


                                     Ignacio Aranguren-Castiello/Chairman & CEO
                                     -------------------------------------------
                                                          Name/Title

                                                                       Exhibit I
                             JOINT FILING AGREEMENT

     Mr. Ignacio Aranguren-Castiello, Inmobiliaria Persifone, S.A. de C.V. and Tesoreria y Valores, S.A. de C.V. (together, the "Filing Persons") hereby agree that Amendment No. 2 to Schedule 13G to which this Joint Filing Agreement is attached as an exhibit, and any subsequent amendments thereto, relating to the beneficial ownership by each of the Filing Persons of the Common Stock, $0.01 par value per share, of Corn Products International, Inc., a Delaware corporation, is being filed on behalf of each of the Filing Persons in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

     IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of this 4th day of February, 2004.


                                   /s/ Ignacio Aranguren-Castiello
                                  --------------------------------
                                  Ignacio Aranguren-Castiello


                                  Inmobiliaria Persifone, S.A. de C.V.

                                  By: /s/ Ignacio Aranguren-Castiello
                                     --------------------------------
                                     Name: Ignacio Aranguren-Castiello
                                     Title: Chairman and Chief Executive Officer


                                  Tesoreria y Valores, S.A. de C.V.


                                  By: /s/ Ignacio Aranguren-Castiello
                                     --------------------------------
                                     Name: Ignacio Aranguren-Castiello
                                     Title: Chairman and Chief Executive Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
           CRIMINAL VIOLATIONS
           (SEE 18 U.S.C. 1001)